NORSAT ANNOUNCES SMARTPHONE VERSION OF LINKCONTROL 7 SOFTWARE

- Product to debut at the 2011 NAB Show in Las Vegas -

Vancouver, British Columbia – April 11, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its LinkControl 7 software product is now available for smartphones. LinkControl 7, the industry’s most advanced satellite terminal controller, will make its debut on the Android™ platform at this year’s NAB Show at the Las Vegas Convention Center, Las Vegas, Nevada. Live demonstrations of the software will be held at Norsat’s booth: SU3023 from April 11-14, 2011.

Available with Norsat’s entire line of satellite terminals, LinkControl 7 is the next generation of satellite terminal controller software. This powerful program makes acquiring a satellite signal easier than ever, and now delivers the ultimate user experience via smartphone. LinkControl 7’s intuitive interface guides users through the entire satellite acquisition process. Novice operators can rely on LinkControl 7’s enhanced diagnostic tools to validate every step of the acquisition process. Experienced operators and administrators can trust the accuracy that LinkControl 7 provides with its integrated hardware and software pointing components.

LinkControl 7 is also available with the handheld and rack mounted spectrum analyzers offered by Norsat’s Microwave Division (http://www.norsat.com/spectrum-analyzers/blog), and is expected to be offered in a smartphone edition by July 2011.

LinkControl 7’s design allows for easy re-branding to OEM or integrator requirements, and the program’s graphical user interface (GUI) layout can be customized to suit individual user needs.

Smartphone software allows for teams of operators to monitor and control satellite equipment remotely using convenient, commercially-available platforms such as Android™ smartphones or tablets.

“Over the next six to eight months, the US Army is expected to decide on how to leverage smartphones amongst its troops and Norsat has positioned itself to offer LinkControl 7 to our military customers. In addition, by running LinkControl on a smartphone, users have one less piece of equipment to carry to the field. This is a major benefit to both our military and commercial customers.” noted Dr. Amiee Chan, Norsat’s President and CEO.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2010, and the Management Discussion and Analysis for the year ended December 31, 2010 which have been filed and are available on SEDAR (www.sedar.com).  All of the Norsat’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan                                                             Mr. Arthur Chin

President & CEO                                                           Chief Financial Officer

Tel: 604 821-2808                                                          Tel: 604 821-2809

Email: achan@norsat.com                                              Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com